JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SEC ID No. 8-26657

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For the Year Ended December 31, 2021

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

JRL CAPITAL CORPORATION

Table of Contents

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JRL Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Pacifica, Suite 360
(No. and Street)

Irvine, (City) California (State) 92618 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry R. Law (Name) 949-650-2928 (Area Code – Telephone Number) larryl@jrlcap.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St., Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JRL Capital Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature:

Title:
President

Notary Public

RABSY COLLINS
COMM. # 2321941
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. FEB. 21, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
JRL Capital Corporation
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JRL Capital Corporation, as of December 31, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to JRL Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 20 has been subjected to audit procedures performed in conjunction with the audit of JRL Capital Corporation's financial statements. The supplemental information is the responsibility of JRL Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts
February 28, 2022

STATEMENT OF FINANCIAL CONDITION

	December 31, 2021
ASSETS	
Current assets:	
Cash and cash equivalents	$ 335,187
Accounts receivable	125,711
Other Current Assets	26,968
Deferred tax asset	2,960
Prepaid expenses	10,378
Total Assets	$ 501,204
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 241,599
Total liabilities	$ 241,599
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	$ 5,000
Additional Paid in Capital	68,404
Retained Earnings	27,118
Net Income	159,083
Total stockholder's equity	259,605
	$ 501,204

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2021
Revenues:	
Commissions	
DPP-Private Placements	$ 1,176,326
Corporate Notes	113,069
REITs	106,631
Equities	25,129
Mutual Fund	103,155
Insurance Products	26,210
	1,550,520
Other	
Due Diligence Fees	234,464
Marketing Fees	31,176
	265,640
Total Revenues	1,816,160
Expenses:	
Commissions	1,169,132
Due Diligence Costs	82,381
General and administrative, and other related party expenses	403,964
Total expenses	1,655,477
Gain/Loss before provision for income taxes	$ 160,683
Provision for income taxes	
State Franchise Tax (min)	(1,600)
Total Taxes	(1,600)
Net Income (Loss)	$ 159,083

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ending December 31, 2021

	Common Stock				Total
	Shares	Amount	Paid In Capital	Accumulated Income	Stockholder's Equity
Balance on January 1, 2021	1,000	$ 5,000	$ 68,404	$ 27,118	$ 100,522
Net Income (Loss)	-	-	-	159,083	159,083
Balance on December 31, 2021	1,000	$ 5,000	$ 68,404	$ 186,201	$ 259,605

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CASH FLOWS

For the Year Ending December 31, 2021

	For the Year Ended December 31, 2021
Cash flows used in operating activities:	
Net (loss)	$ 159,083
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(32,405)
Prepaid expenses	(8,390)
Other assets	(1,533)
Accounts payable and accrued expenses	170,294
Taxes Payable	-
Net change in cash and cash equivalents	287,049
Cash and cash equivalents at beginning of year	48,138
Cash and cash equivalents at end of year	$ 335,187
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,600

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a relatively small number of registered representatives licensed with the firm. The Company does not maintain its own securities accounts, trade securities from its own inventory, hold customer funds or securities or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

As a small Firm, the Company relies on a relatively small group of registered representatives to generate its operating cash flow, as opposed to firms with larger numbers of representatives.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from transactional investment operations and from debt and equity financing to fund its operations – neither debt nor equity infusions have been needed in recent past. The Company has addressed the factors mentioned above by focusing on its business plan to increase its transactional business through the addition of more representatives and their customer base. Management believes that this plan is sufficient to allow the Company to fund its operations on an annual basis. In the event that additional funds are required, CMG has committed to provide such funding.

Registration

The Company must register with each state department that governs compliance with securities laws for the states in which it does business. The Company generates income in a variety of states where its customers reside, with a substantial amount of commission income from customers in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through the registered representatives licensed with the Company. This is facilitated by entering "selling group and clearing agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell and trade financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations, which, to date, has never happened. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2021, there was an increase in overall revenue of approximately 20% over 2020 revenue, with most of the increase due to the activity in two product categories – the 1031 Exchange and Registered Securities sales. The increase is a result of having a significant increase in exchange transactions from 2020. These transactions generally generate much larger fees than traditional securities transactions. 1031 Exchange and Registered Securities business accounted for approximately 74% of the Company's commissions revenues, which is a direct result of the enhanced business model pursued by management. As of December 31, 2021, revenues from over thirty-five product sponsors and trading/custodial firms accounted for the Firm's total revenues, which indicates a broad diversity in revenue sources. While it is possible to correlate an increase or decrease in customer activity to variations in revenue, the current increased activity in alternative investment needs of the customer base and the addition of new representatives to the Firm roster should continue to drive successful numbers to the Firm's revenue base. If the Company's transaction volume decreased, the reduction in commissions could have a significant impact on the Company's commissions and operations. The Company records an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary on December 31, 2021.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commission revenue on a trade-date basis. For commissions revenue related to real estate and private placement transactions, revenue is recognized upon closing of escrow. Other revenues consist primarily of reimbursement for due diligence costs and revenues earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these revenues upon notification from the third-party securities/annuity companies of these fees being paid.

Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition on December 31, 2021.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2018.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realize-ability of deferred tax assets. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2021, the provision for income taxes consists of the following:

Federal:	
Current	$ -
Deferred	-
	-
California:	
Current (minimum)	(1,600)
Deferred	0
	$ 1,600

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has cost sharing arrangements for certain operating expenses with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses, due diligence and recruiting support. The Company incurred a total of $183,580 in related party expenses for the year ended December 31, 2021. This was an overall increase of 9.6% in related party expenses from 2020 primarily due to the increase in sales. Further, the continued use of outside, 3rd party professional resources to support the due diligence research and analysis managed by the Parent on behalf of the Broker-Dealer amounted to a total allocated cost of $125,159 for the FY 2021. This cost, new in recent years and directly tied to the Real Estate Exchange business, will likely remain part of the ongoing cost structure of the Company. As was noted in previous years, there was and will likely continue to be an increase in total related party expenses primarily due to the increase in recruiting new representatives by management. As projected, the increases in the due diligence expenses tied to Alternative Investments, Direct Private Partnership and the Real Estate

NOTE 3 – RELATED PARTY TRANSACTIONS (Continued)

Exchange business, as well as servicing the sales activity of the increase in business, will be tied closely to the transactional activity of the Firm and expenses incurred through CMG. These costs will be reimbursed to CMG from the revenue generated by these transactions.

In addition to costs of goods sold and due diligence cost increases related to additional transaction income, additional administrative costs will be incurred. The firm moved its offices in the 4th quarter of 2020. A portion of these costs ($13,487) were incurred in the transition to the New Year (FY 2021) and allocated to the Company. At December 31, 2021, the Company has no amount in accounts payable related to allocated expenses to CMG.

Finally, as the Company is looking to the future and considering new management and possibly a change in ownership of the B/D entity, consideration is being given to either a merge with another B/D and or a sale of the B/D entity as current ownership considers its options. In that pursuit the Company has engaged – thru its Parent Company – professional legal and tax resources to assist in the pursuit and analysis of any such transaction. In FY 2021, the Company thru its Parent, allocated the sum of $24,100 for that purpose.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees as part of traditional dealer Agreements, under which it may be required to make payments to a guaranteed or indemnified party, in relation to cancelled or failed transactions. The Company also indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for any of these obligations and as such no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company, on occasion, consults with securities counsel regarding questions related to operations or securities matters. Further there is the possibility that the Firm could be involved from time to time in arbitration or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters would not likely have a material adverse effect on the Company's financial statements. No litigation or claims are ongoing or anticipated as of December 31, 2021. Additionally, ownership has been considering options to merge or sell the firm in a staged transaction structure as current ownership looks to migrate away from the business. Both securities and corporate counsel have been asked to assist in this process, the cost of which will be shared by the Company under the Expense Sharing Agreement.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2021, under the most restrictive requirement, the Company had net capital of $243,631 - which was $238,631 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

NOTE 6 – FAIR VALUE

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials

NOTE 7 – RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the company has adopted the recently issued accounting standards as of January 1, 2018, with no change, using the retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

Lease Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. During 2019 the Company consulted with its Controller and its operating CPA Firm on this matter and determined that there were no leases of equipment or facilities that are for periods of time beyond thirty days (30 days). As such JRL has no reportable liability to show on its financial statements as of December 31, 2021.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2022, the date which the financial statements were available to be issued. As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other matters that may come up going forward are unknown at this time.

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 259,605	$ 259,605	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	510	510	-
Accounts receivable	497	497	-
Deferred tax asset	2,960	2,960	-
Prepaid expenses	11,500	11,500	-
Haircut on securities	507	507	-
Total deductions and/or charges	15,974	15,974	-
Net capital	243,631	243,631	-
Minimum net capital required	16,107	16,107	-
Excess net capital	$ 227,524	$ 227,524	$ -
Total aggregate indebtedness	$ 241,599	$ 241,599	$ -
Ratio of aggregate indebtedness to net capital	0.99 to 1	0.99 to 1	

There were no differences between the Focus Report and the audit numbers.

Schedule II
Determination of Reserve Requirements
Under rule 15c-3-3 of the Securities and Exchange Commission

The company is exempt from the Reserve Requirement of computation Accounting to the provision of Rule 15c-3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirement Under Rule 15c-3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii).

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

EXEMPTION REPORT
SEC Footnote 74 – Release No. 34-70073
Amendments to 17 C.F.R.

As of December 31, 2021

Exemption Report related to the Company claiming an exemption(s) under the provisions of 17 C.F.R. § 240.15c3-3(k)(2) for some parts of its business and as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3& (k)(2)(ii). Market and Exchange Listed Securities were all sold and settled through the Company's Clearing Firm without exception.

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

1) On January 5, 2021 Rep Nelson received a check from client Christina Lewis for a Putnam Mutual Fund purchase of $5,554.06. Due to COVID short staffing, the OSJ office of Nelson was closed, so he mailed the check and paperwork to the Main Company office, which was received and forwarded on the 7th of January.

2) On April 2, 2021 (a Friday) Rep Nelson received a check from Client The Margaret Holliday Trust of $1,000 for the purchase of an American Funds Mutual Fund. Due to short staffing due to COVID at his usual OSJ office, Nelson mailed the check and application to the Main Company office. The funds and application were received and forwarded by the Main Company office on Tuesday, April 6, 2021.

JRL Capital Corporation
I, Larry R. Law, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Larry R. Law Digitally signed by Larry R. Law DN: cn=Larry R. Law, o=JRL Capital Corporation, ou, email=larryl@jrlcap.com, c=US Date: 2022.02.25 12:21:42 -08'00'
Date: February, 25, 2022

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
JRL Capital Corporation
Irvine, California

We have reviewed management's statements, included in the accompanying JRL Capital Corporation Exemption Report in which (1) JRL Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which JRL Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) JRL Capital Corporation identified that the non-covered JRL Capital Corporation's activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. JRL Capital Corporation stated that JRL Capital Corporation met the identified exemption provision throughout the most recent fiscal year ended of December 31, 2021, without exception. JRL Capital Corporation management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about JRL Capital Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts
February 28, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

26657 FINRA DEC
JRL Capital Corporation
100 Pacifica, Suite 360
Irvine, CA 92618

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rabsy Collins 949-650-2928

2. A. General Assessment (item 2e from page 2) $2,529

B. Less payment made with SIPC-6 filed (exclude interest) (769)

07/26/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1,760

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $1,760

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JRL Capital Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of January, 20 22.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,815,359
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	129,365.08
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,685,994
2e. General Assessment @ .0015	$ 2,529
	(to page 1, line 2.A.)

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholder
JRL Capital Corporation
Irvine, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of JRL Capital Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts
February 28, 2022